16 December 2011

National Grid plc
Long Island Power Authority Management Services Agreement to end in
December 2013

National Grid plc (“National Grid”) has today announced that it has not been selected by the Long Island Power Authority (“LIPA”) to continue to manage and operate its Long Island electricity system beyond the term of the current Management Services Agreement (MSA), which expires on 31 December 2013. This announcement is the outcome of a New York state-administered competitive bid process.

Tom King, president of National Grid’s U.S. business said:

“We are very proud of the efforts of our employees who have supported the LIPA contract for the past 13 years, achieving high standards of customer service and reliability. National Grid will continue to effectively serve LIPA and its customers for the remaining 2 years of our current agreement while assisting LIPA’s transition to a new services provider.

While we are disappointed at not being selected, the decision has no impact on our commitment to our gas distribution and electricity generation business on Long Island or our continuing overall presence in the U.S.”

The 2010/11 operating profit contribution from the LIPA MSA contract, under International Financial Reporting Standards, is less than one percent of Group operating profit and is therefore not material to National Grid.

In addition to the MSA, which covers management of the electricity network, National Grid also provides other services on Long Island, including gas distribution (our KEDLI business regulated by the NYPSC) and electricity generation (regulated by FERC and delivered under a Power Supply Agreement with LIPA).These other activities are unaffected by this decision.

CONTACTS

National Grid:

Investors

John Dawson	+44 20 7004 3170	+44 7810 831944 (m)
George Laskaris	+1 718 403 2526	+1 917 375 0989 (m)
Andy Mead Victoria Davies	+44 20 7004 3166 +44 20 7004 3171	+44 7752 890787 (m) +44 7771 973447 (m)
Michael Smart	+44 20 7004 3214	+44 7767 298988 (m)
Iwan Hughes Tom Hull	+44 20 7004 3169 +44 20 7004 3172	+44 7900 405898 (m) +44 7890 534833 (m)

Media

Gemma Stokes	+44 1926 655272	+44 7974 198333 (m)
Chris Mostyn	+44 20 7004 3149	+44 7774 827710 (m)
Wendy Ladd	+1516 545 5317
Stephen Brady	+716 831 7744

Brunswick Tom Burns Rebecca Shelley Tom Batchelar	+44 207 404 5959

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations and decisions by governmental bodies or regulators; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of Hurricane Irene and other storms; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes, restructuring and internal transformation projects; and customers and counterparties failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions in National Grid’s borrowing and debt arrangements, funding costs and access to financing; National Grid’s status as a holding company with no revenue generating operations of its own; inflation; seasonal fluctuations; the funding requirements of its pension schemes and other post-retirement benefit schemes; the loss of key personnel or the ability to attract, train or retain qualified personnel and any disputes arising with its employees or the breach of laws or regulations by its employees; accounting standards, rules and interpretations, including changes of law and accounting standards and other factors that may affect National Grid’s effective rate of tax; and incorrect or unforeseen assumptions or conclusions relating to business development activity. For a more detailed description of some of these assumptions, risks and uncertainties, together with any other risk factors, please see National Grid’s filings with and submissions to the US Securities and Exchange Commission (the ‘SEC’) (and in particular the ‘Risk factors’ and ‘Operating and Financial Review’ sections in our most recent Annual Report on Form 20-F). The effects of these factors are difficult to predict. New factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, National Grid undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement. The content of any website references herein do not form part of this announcement.